CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**
Effective Date: November 15, 2014.

I, Laura Battison, residing in Campbell River, British Columbia do hereby certify that:

1) I was the Senior Mine Geologist at Alexco Resource Corporation, (Alexco) with an office at the Keno Hill Project, Bellekeno Mine; PO Box 7, Elsa Yukon, Y0B 1J0.
2) I am a graduate of Laurentian University with a Hons B.Sc in Geology 1998, and have practiced my profession continuously since 1998. My work has involved exploration and underground production geology, development and management of diamond drilling programs, as well as geologic interpretation, data verification, and supervision for the past 14 years across a variety of deposits.
3) I am a Professional Geologist registered with the Association of Professional Engineers and Geologists of BC (APEGBC); Registration number 36367.
4) I have personally worked at the KHSD property from August 2011 to August 2013.
5) I am responsible for sections 6.1, 7.3.1, 9.1, 10.2.1, 10.2.2, and co-authored sections 12.1 and have reviewed the Technical Report.
6) I had not had any prior involvement with the project prior to my employment with Alexco, beginning August 2011.
7) I have read National Instrument 43-101 and the definition of "Qualified Person" set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101. Further, I have read this Technical Report, and certify that it has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
8) That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

L Battison

"Signed and Sealed"

Campbell River
December 10, 2014

Laura Battison, PGeo.
Geologist